EXHIBIT (a)(1)

           LETTERHEAD OF Rizzoli Corriere della Sera MediaGroup S.p.A.

                                  Press Release
                               The Closing of Fila

The Closing of Fila - RCS MediaGroup: Fila Holding transfers to Sport Brands International all its operating interests. The re-positioning process of the Group in the publishing sector here comes to an end.

RCS MediaGroup announces that, as comtemplated in the agreement reached on March 7th 2003, its controlled company Fila Holding (in which RCS MediaGroup has a 91.1% interest) has transferred to Sport Brands International LLC (an affiliate of the American private investment fund Cerberus) its own operating interests in Fila Nederland BV, Fila Sport S.p.A., Ciesse Piumini Srl and Fila USA Inc. The price agreed on for the sale amounts to USD 351 million, including the assumption of the net financial indebtedness as of December 31st, 2002 that amounted to (euro) 295 million. The operation shall generate positive economic results for the Group.

With the transfer of all the operating assets of Fila, RCS MediaGroup exit also from the sportswear sector, thus concluding the transfer process, started last year, of all its activities in the fashion and clothing sector. As a matter of fact, the portfolio now includes only the property of Joseph Abboud, a dynamic US brand that is showing a very positive result on the market.

RCS MediaGroup will proceed with the purchase offer for the 8.6 million shares/ADS (American Depositary Shares) of Fila Holding that are still on the market for a purchase price equal to USD 1.12 for each share/ADS. The purchase offer will be conducted with the aim to take Fila private.

Milan, June 10th 2003

RCS MediaGroup
Communication Department

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY, OR THE SOLICITATION OF AN OFFER TO SELL, ANY FILA ORDINARY SHARES OR AMERICAN DEPOSITARY SHARES. UPON COMMENCEMENT OF THE OFFER TO PURCHASE FILA ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES IN THE U.S., HDP WILL FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AN AMENDMENT TO ITS SCHEDULE TO AND RELATED EXHIBITS, INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND OTHER DOCUMENTS RELATED TO THE OFFER. ALL OF THE TERMS OF THE OFFER WILL BE CONTAINED IN THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE RELATED ANCILLARY OFFER DOCUMENTS FILED UNDER COVER OF AN AMENDMENT TO HDP'S SCHEDULE TO. FOLLOWING THE LAUNCH OF THE OFFER, THESE DOCUMENTS WILL BE SENT TO HOLDERS OF FILA ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES IN THE U.S. FREE OF CHARGE. UPON RECEIPT, YOU WILL NEED TO READ THOSE MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF THE OFFER. COPIES OF AMENDMENTS TO HDP'S SCHEDULE TO, THE RELATED EXHIBITS AND OTHER DOCUMENTS FILED BY HDP AND FILA WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION MAY BE OBTAINED FREE OF CHARGE THROUGH THE U.S. SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT WWW.SEC.GOV.*

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*     HdP has changed its name to Rizzoli Corriere della Sera MediaGroup S.p.A.